UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, September 2025

Commission File Number 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Translation of registrant’s name into English)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Software Purchase Agreement

On August 20, 2025, Concorde International Group Pte. Ltd. (“Concorde Singapore”), a wholly owned subsidiary of Concorde International Group Ltd. (the “Company”), entered into a Software Purchase Agreement (the “Agreement”) with Business Risk Investments Pty Ltd, an Australian corporation (the “Seller”), pursuant to which Concorde Singapore agreed to acquire all right, title, and interest in the proprietary “Software Risk” software suite and related assets, excluding certain hardware, goodwill, domains, and trading activities not associated with the Seller.

The purchase price consists of (a) a cash payment of AUD 50,000, payable within seven days of the Agreement date, (b) 100,000 restricted Class A ordinary shares of the Company (the "Consideration Shares") to be issued at closing and subject to a twelve-month lock-up, and (c) a ten percent (10%) revenue share for twelve months on income generated through the Software Risk platform in the Australian market. In the event the Consideration Shares are not issued within six months of the date of the Agreement, the Seller may request cash payment equal to the number of unissued shares multiplied by not less than US$4.00 per share. The Seller retains title to the assets until both the cash payment and share issuance are completed. The Agreement further provides that, during the “Restraint Period” (defined as the later of (i) twelve months following closing or (ii) the expiration of the lock-up period applicable to the Consideration Shares), the Seller shall not develop, market, or offer any software that is materially similar to or in competition with Software Risk, subject to limited exceptions for unrelated products or services.

In addition, as a key condition precedent to the transaction under the Agreement, the parties have agreed that the appointment of a Chief Technology Officer (the “CTO”) or Consultant is required. If the initially designated candidate is not appointed within thirty days of the Agreement’s execution (excluding any required notice period), the parties will promptly and in good faith agree on an alternative CTO candidate.

A copy of the Agreement is attached as Exhibit 10.1 to this Report on Form 6-K.

The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

Issuance of Press Release

On September 12, 2025, the Company issued a press release titled “Concorde International Group Acquires Assets of Software Risk, A Centralized Facilities Management Platform, Through Its Subsidiary.” A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 10.1	Software Purchase Agreement, dated August 20, 2025, between Concorde International Group Ltd. and Business Risk Investments Pty Ltd
Exhibit 99.1	Press Release titled “Concorde International Group Acquires Assets of Software Risk, A Centralized Facilities Management Platform, Through Its Subsidiary.” dated September 12, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2025	CONCORDE INTERNATIONAL GROUP LTD

	By:	/s/ Swee Kheng Chua
Swee Kheng Chua
Chief Executive Officer and Chairman

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